The Chuo Mitsui Trust and Banking Company, Limited
33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL: (03) 5232-3331
TELEX:TRUSTMIT J26397 SWIFT Address:MTRBJPJT

July 24, 2006

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
[redacted]

Mitsui Trust Holdings ~~Ltd~~ Inc.

~~The Chuo Mitsui Trust and Banking Company, Limited~~
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

SUPPL

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

DETERMINATION OF CONDITIONS OF SECONDARY SALE OF THE COMMON STOCK REGARDING THE REPAYMENT OF PUBLIC FUNDS

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

Nobuaki Minei
Senior Manager
Settlement Administration Department
Phone: 81-3-5232-1056
Facsimile:81-3-5232-4479

July 24, 2006

To Whom It May Concern:

Mitsui Trust Holdings, Inc.
Code No.: 8309

Determination of Conditions of Secondary Sale of the Common Stock Regarding the Repayment of Public Funds

With regard to the secondary sale of common stock of Mitsui Trust Holdings, Inc. in the domestic and overseas markets to repay public funds, as announced on July 5 and 12, 2006, the conditions of the offering price etc. have been determined as described below.

1. Number of shares to be offered:

Common stock:	80,930,000 shares
(1) Domestic secondary sale:	50,177,000 shares
(2) Overseas secondary sale:	30,753,000 shares

2. Offering price:
   1,210 yen per share

3. Total amount of offering price:
   97,925,300,000 yen

4. Subscription period (domestic secondary sale):
   Between Tuesday, July 25, 2006 and Thursday, July 27, 2006

5. Settlement date:
   Friday, July 28, 2006

(For your reference)
Calculation of offering price:

Reference date and price for calculation:	Monday, July 24, 2006 and 1,235 yen
Discount rate:	2.02%

For inquiries concerning this matter, please contact:
Mitsui Trust Holdings, Inc.
Public Relations Group
Planning and Coordination Department
Phone: 81-3-5232-8827

This notice is published in order to announce the facts herein described, but is not to solicit anyone into making any investment in or outside of Japan, nor for any other similar purposes.
For investors in Japan, please make your final decision about whether or not to subscribe to this secondary sale at your own discretion, after reading the "prospectus for secondary sale of shares" (and the revised articles), which we will prepare. Investors in Japan will be able to obtain this prospectus (and the revised articles) from the underwriting Japanese underwriters.
This notice is not an offer to sell or a solicitation of any offer to buy the securities of Mitsui Trust Holdings, Inc. (the "Company") in the United States. The common stock of the Company has not been and will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from such registration requirement. If any public offering of securities is made in the United States, it will be by means of a prospectus that may be obtained from the Company or any selling security holder that will contain detailed information about the Company and management, as well as financial statements. No registration of securities for public offering is planned in the United States in connection with the above-mentioned transactions.

To: Office of International Corporate Finance
Division of Corporate Finance

Please acknowledge receipt of this news release by stamping your seal on the attached "COPY" and returning it to the following address:

The Chuo Mitsui Trust & Banking Co., Ltd.
Settlement Administration Department
Attn: Tomoko Tanaka
23-1, Shiba 3-chome,
Minato-ku, Tokyo 105-8574
JAPAN
Tel: 81-3-5232-1056

When you return it, please call OCS America Inc., Washington D.C. Office (Tel:703-528-4500).

Sincerely yours,
T. Tanaka / Settlement Administration Department